VIA EDGAR

September 30, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Larry Spirgel, Assistant Director
Mr. Paul Fischer, Staff Attorney
Ms. Ivette Leon, Assistant Chief Accountant
Ms. Inessa Kessman, Staff Accountant

Re:	KVH Industries, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed March 14, 2016
File No. 0-28082

Ladies and Gentlemen:

This letter represents the response of KVH Industries, Inc. (the “Company”) to the letter from the staff of the Securities and Exchange Commission (the “Commission”) dated August 25, 2016 regarding the above-referenced filing. The headings below correspond to the headings in the staff’s letter, and each of the Company’s responses is preceded by the text of the comment from the staff’s letter.

Notes to Consolidated Financial Statements

Summary of Significant Accounting Policies, page 62

(e) Revenue Recognition, page 63

Satellite connectivity and media content sales, page 64

1.              Staff Comment. We note your statement that, “Directly sold and re-sold satellite connectivity service for voice, data and Internet is recognized monthly based upon minutes or megabytes of traffic processed or contracted fixed fee schedules. Typically, all subscribers enter into a contracted one-year minimum service agreement. The Company records all satellite connectivity service sales to subscribers as gross sales, as the Company is the primary obligor in the contracted service arrangement.” In this regard,

•                  Please tell us how you considered all factors noted in ASC 605-45-45 in determining that gross revenue recognition is appropriate.

•                  Tell us the deliverable offered to your customer and why you believe you are the primary obligor.

•                  Tell us in detail about your relationship with Inmarsat and Iridium.

Company Response. We are a reseller of satellite data and voice services for several companies that operate satellite networks and offer satellite communication services, including but not limited to Inmarsat and Iridium.  For Inmarsat, we offer to our customers a family of Inmarsat-compatible TracPhone products that provide in-motion access to global satellite communications. We purchase these products from a third party manufacturer and sell them to our customers. These products rely on services offered by Inmarsat, including phone, fax, and data communication services. We purchase airtime from Inmarsat on a per mega-byte basis at prices negotiated directly with Inmarsat. We then resell their voice service, as well as their high-speed Internet service, at prices that we establish and market to our subscribers. Inmarsat does not control the prices we charge our subscribers for airtime services.

For Iridium, we offer to our customers Iridium Pilot hardware and OpenPort service to augment our mini-VSAT broadband service, which allows our customers to switch to the Iridium service if our mini-VSAT broadband service is not available. Iridium OpenPort service provides data rates up to 128Kbps and covers the entire world, including the polar regions. The Iridium service expands the geographic coverage of our mini-VSAT broadband service we offer and also provides a backup service.  We purchase airtime directly from Iridium at prices negotiated with Iridium. Similar to Inmarsat service, we then resell the OpenPort service at prices we establish and market to our customers. Like Inmarsat, Iridium does not control the prices we charge our susbcribers for airtime services.

We note that, according to ASC 605-45-45-1, it is a matter of judgment whether an entity should report revenue based on either of the following:

a.              The gross amount billed to a customer because it has earned revenue (as a principal) from the sale of the goods or services.

b.              The net amount retained (that is, the amount billed to the customer less the amount paid to a supplier) because it has earned a commission or fee as an agent.

ASC 605-45 indicates that whether a company should recognize revenue gross or net depends on the relevant facts and circumstances and provides a number of factors or indicators that should be considered in the evaluation. Although none of the indicators is necessarily presumptive or determinative, the guidance provides two strong indicators and six supporting indicators that an entity is acting as a principal in a transaction.

Set forth below are the indicators (in italics) that an entity is acting as a principal in a transaction, as well as our application of this guidance to our specific arrangements with Inmarsat and Iridium. The gross revenue recognized in 2015, 2014, and 2013 related to relationships with Inmarsat and Iridium represented 3%, 4%, and 5% of our total service revenue, respectively.

Strong indicators of gross reporting:

a.              The Entity is the Primary Obligor in the Arrangement.

We are contractually responsible for providing Inmarsat and Iridium services to our subscribers. Airtime subscribers must sign an airtime activation agreement which states that we are responsible for providing the service.  In the event of dissatisfaction with the ordered services, our subscribers can only look to us for a remedy. Our airtime subscribers have no contractual relationship with Inmarsat or Iridium. We determine the types of data and voice plans that are most attractive to our subscriber base, and we invest our own sales and marketing efforts to build awareness of the service offerings. We are also responsible for all billing and collections activities as well as fulfilling customer service and technical assistance requirements. Accordingly, we are responsible for the expenses related to such activities. We believe this factor supports gross revenue recognition.

b.              The Entity Has General Inventory Risk — Before Customer Order Is Placed or Upon Customer Return.

As noted in ASC 605-45-45-7, “a strong indicator of gross reporting exists if a customer arrangement involves services and the entity is obligated to compensate the individual service provider for work performed regardless of whether the customer accepts that work.”  Although airtime services are not physical in nature, should an airtime subscriber choose to terminate its contract prematurely with us and not pay for the remaining contractual term, we remain liable to Inmarsat and Iridium for the remaining period of our contract to purchase airtime from them. We pay Inmarsat and Iridium fixed and usage based fees for any service plans that we resell. As discussed further below, we also have the credit risk for any loss for collections. We believe this factor supports gross revenue recognition.

Additional supporting indicators of gross reporting:

c.               The Entity Has Latitude in Establishing Price.

We have the contractual right to change or combine with other services the Inmarsat and Iridium plans and establish our own pricing with our subscribers in a manner we determine to be the most attractive to our subscriber base. We believe this factor supports gross revenue recognition.

d.              The Entity Changes the Product or Performs Part of the Service.

We change the plans that we obtain from Inmarsat and Iridium, including in some cases combining Inmarsat or Iridium services with other services that we then market as a single bundled plan to our subscribers. We are also responsible for activating the airtime service for our subscribers. We have our own login and access to these providers’ respective dashboards to activate and monitor our subscribers’ activity. As discussed above, we are also responsible for all billing and collecting activities as well as subscriber and technical support services. We believe this factor supports gross revenue recognition.

e.               The Entity has Discretion in Supplier Selection.

Multiple companies offer satellite connectivity services.  We had the discretion to select our suppliers from among this group, and we chose to enter into arrangements with Inmarsat and Iridium on the basis of the range of service offerings that these suppliers would enable us to provide to our subscriber base. We believe this factor supports gross revenue recognition.

f.                 The Entity is Involved in the Determination of Product or Service Specifications.

As previously explained, we determine the types of plans we will offer to our subscribers. We establish service specifications, including price and data allowance caps. We believe this factor supports gross revenue recognition.

g.              The Entity Has Physical Loss Inventory Risk — After Customer Order or During Shipping.

As discussed above, although airtime services are not physical in nature, should an airtime subscriber choose to terminate its contract prematurely with us and not pay for the remaining contractual term, we remain liable to Inmarsat and Iridium for the remaining term of our contract to purchase airtime from them.  As discussed further below, we also bear the credit risk for any loss for collections.  We believe this factor supports gross revenue recognition.

h.              The Entity Has Credit Risk.

Our airtime service arrangements are contracted directly with our subscribers and we are responsible for collection of the amounts due from our subscribers. In the event of nonpayment, we bear the full credit risk. We believe this factor supports gross revenue recognition.

In addition to indicators that gross revenue reporting is appropriate, ASC 605-45 also provides three indicators that net revenue reporting as an agent may be appropriate, as follows (in italics):

a.              The Entity’s Supplier is the Primary Obligor in the Arrangement.

As previously explained, we are the primary obligor in the arrangement.

b.              The Amount the Entity Earns is Fixed.

As previously explained, the amount we earn varies based on the pricing arrangement we have established with each customer.

c.               The Supplier Has Credit Risk.

As previously explained, we bear the full credit risk.

The deliverables offered to our subscribers are a variety of voice, data and internet connectivity plans. As discussed above, the determination of whether revenue from sales of Inmarsat and Iridium airtime service should be reported on a gross or net basis is based on an assessment of whether we are acting as the principal or an agent in the transaction. To perform this assessment, we referred to the accounting guidance provided in ASC 605-45-45.  As discussed above, we are solely responsible for (i) providing the airtime services to our subscribers and resolving any customer service and technical issues; (ii) establishing the airtime service offerings, the related selling prices and the scope of our marketing efforts; and (iii) performing all billing and collections activities.  Based on these responsibilities, we have concluded that we are the primary obligor in each of our arrangements with Inmarsat and Iridium.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 26

2.              Staff Comment. We note your reference to adjusted EBITDA and revenue goals that are set at the beginning of the year for purposes of establishing bonus compensation. In future filings, please disclose those objective targets on a retrospective basis. Please refer to Item 402(b) of Regulation S-K.

Company Response. In future filings containing disclosures required by Item 402 of Regulation S-K, we will disclose on a retrospective basis, in accordance with Item 402(b) of Regulation S-K,

any objective targets used for purposes of establishing bonus compensation, such as the adjusted EBITDA and revenue targets selected by the Compensation Committee of our Board of Directors for 2015 and 2016.  We note that the Compensation Committee has not yet adopted any bonus compensation arrangements for 2017 or subsequent years.  Accordingly, future bonus compensation arrangements may be structured differently and may use different or additional objective metrics, may use subjective metrics or may rely on the discretion of the Compensation Committee.

In connection with our responses to your comments, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please contact me at 401-608-8960 or by email at jfmccarthy@kvh.com.

Sincerely,

/s/ John F. McCarthy
John F. McCarthy
Interim Chief Financial Officer
KVH Industries, Inc.